UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date February 10, 2009	By:	/s/ Luo Zhuping
Name: Luo Zhuping Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

New Proxy Form for the Extraordinary General Meeting
to be held on Thursday, 26 February 2009

SPECIAL RESOLUTIONS	AGREE (*Note 4*)	DISAGREE (*Note 4*)	ABSTAIN (*Note 4*)
5.	"**THAT**, the Company may send or supply Corporate Communications to its shareholders of H Shares (in relation to whom the conditions set out below are met) by making such Corporate Communications available on the Company's own website, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities and the proposed amendments to the Articles of Association as set out in Part II of Appendix I of the Circular be and are hereby approved, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities, and the Directors be and are hereby authorized to amend the relevant provisions in the Articles of Association, sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with the Company's proposed communication with its shareholders of H Shares through the Company's website. Conditions: (i) each holder of H Shares has been asked individually by the Company to agree that the Company may send or supply Corporate Communications generally, or the Corporate Communication in question, to him by means of the Company's own website; and (ii) the Company has not received a response indicating objection from the holder of H Shares within a period of 28 days starting from the date on which the Company's request was sent. For purpose of this Resolution, "Corporate Communication" means any document issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to: (a) the directors' report, its annual accounts together with a copy of the auditor's report and its summary financial report; (b) the interim report and, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form."			

	ORDINARY RESOLUTIONS	AGREE (*Note 4*)	DISAGREE (*Note 4*)	ABSTAIN (*Note 4*)
6.	"**THAT**, that the Company satisfies the conditions for non-public issuance of A Shares to specific placees be and is hereby confirmed."			
7.	"**THAT**, conditional upon: (i) the passing of the special resolution in relation to the approval of the A Share Subscription as further described in Resolution No.1 above; and (ii) the passing of the special resolution in relation to the approval of the H Share Subscription as further described in Resolution No.2 above, the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under the Revised A Share Subscription Agreement and the Revised H Share Subscription Agreement or any matter incidental thereto, including but not limited to: (1) to formulate and implement plans for effecting the Subscriptions according to terms and conditions of the Subscriptions and the specific circumstances at the time of issuance of the new A Shares and the new H Shares; (2) in the event of changes in the policies of the relevant regulatory authorities in relation to the Subscriptions or changes in the market conditions in the PRC, to make appropriate adjustments to such plans as described in paragraph (1) above; (3) to the extent in compliance with the requirements of the CSRC and other relevant regulatory authorities, to determine the number of shares to be issued (which number shall not exceed the number of new A Shares and the number of new H Shares resolved to be issued in Resolution No.1 and Resolution No.2 above) and where necessary, to enter into any supplemental agreements (if applicable) or other relevant legal documents with CEA Holding and/or CES Global and decide their respective effective date; (4) to engage intermediary institutions including sponsors to handle the relevant application issues arising from the Subscriptions in accordance with the policies of relevant governing authorities; (5) to make consequential amendments to the relevant provisions in the Articles of Association and to handle relevant registration, lock-up and application for listing of the new A Shares with Shanghai Stock Exchange and Shanghai branch of China Securities Depository and Clearing Corporation Limited and the relevant registration and application for listing of the new H Shares with The Stock Exchange of Hong Kong Limited; (6) to make adjustments to the use of funds being raised from the Subscriptions according to the requirements of the relevant regulatory authorities and the actual circumstances of the securities market; (7) to the extent permitted by applicable laws, regulations, relevant constitutional documents as well as the Articles of Association, to handle all other matters incidental to the Subscriptions; and (8) the authorizations described in paragraphs (1) to (7) above shall be valid for a period of 12 months from the date of passing of this Resolution."

Signature(s): __________________________(Note 5)	Date: ________________ 2009

Notes:

1.	Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).

2.
Please delete as appropriate and fill in the number of shares registered in your name(s). If such number is not provided, this new proxy form will be deemed to relate to all the shares registered in your name(s).

3.
If you wish to appoint someone other than the chairman of the Extraordinary General Meeting, please delete the words “the chairman of the Extraordinary General Meeting or” and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies for the purpose of attending the meeting and the proxy/proxies do(es) not have to be the Company’s shareholder(s). Any changes on this new proxy form must be duly authenticated by the signature of the signer of this new proxy form.

4.
IMPORTANT: If you would like to vote for the resolution, please put a tick (“√”) in the appropriate box marked “Agree”. If you would like to vote against the resolution, please put a cross (“×”) in the box marked “Disagree”. If you would like to abstain from voting the resolution, please put a tick (“√”) in the box marked “Abstain”. In the absence of any instruction, the proxy may vote at his/her discretion.

5.
This new proxy form must bear the signature of the entrustor. In the event that the shareholder is a company or an institution, this new proxy form must bear the company chop of that company or institution.

6.
This new proxy form must be duly signed by the appointer or his attorney. If this new proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of A Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the holding of the Extraordinary General Meeting in order for such documents to be considered valid. For holders of H Shares, the aforementioned documents must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same time in order for such documents to be considered valid.

7.
IMPORTANT: If you have not yet lodged the old proxy form which was sent to you together with the circular of the Company dated 8 January 2009 (the “Old Proxy Form”) with the Company’s registrar, you are requested to lodge this new proxy form if you wish to appoint proxies to attend the Extraordinary General Meeting on your behalf. In this case, the Old Proxy Form should not be lodged with the Company’s registrar.

8.	IMPORTANT: If you have already lodged the Old Proxy Form with the Company’s registrar, you should note that:

(i)
If this new proxy form is not lodged with the Company’s registrar, the Old Proxy Form will be treated as a valid proxy form lodged by you if correctly completed. The proxy so appointed by you will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the Extraordinary General Meeting other than those referred to in the Notice and the Old Proxy Form, including the newly added resolutions as set out in the Supplemental Circular.

(ii)
If you have lodged this new proxy form with the Company’s registrar before the respective closing time as mentioned in point 6 above, this new proxy form will revoke and supersede the Old Proxy Form previously lodged by you. This new proxy form will be treated as a valid proxy form lodged by you if correctly completed.

(iii)
If this new proxy form is lodged with the Company’s registrar after the respective closing time as mentioned in point 6 above, this new proxy form will be invalid. However, it will revoke the Old Proxy Form previously lodged by you, and any vote that may be cast by the purported proxy (whether appointed under the Old Proxy Form or this new proxy form) will not be counted in any poll which may be taken on a proposed resolution. Accordingly, you are advised not to lodge this new proxy form after the respective closing time as mentioned in point 6 above. If you wish to vote at the Extraordinary General Meeting, you will have to attend in person and vote at the Extraordinary General Meeting themselves. You are reminded that completion and delivery of the Old Proxy Form and/or this new proxy form will not preclude you from attending and voting in person at the Extraordinary General Meeting and the respective class meetings or at any adjourned meeting should you so wish.

9.	If more than one proxy has been appointed by any shareholders of the Company, such proxies shall not vote at the same time.

10.	If a proxy attends the Extraordinary General Meeting, appropriate identification documents must be produced.

11.	The Company reserves the right to treat any proxy form which has been incorrectly completed in some manner which (at its absolute discretion) is not material as being valid.